Invest in The Studio Creative Group

Creative Co-Working Film and Photo Studios



THESTUDIOCREATIVEGROUP.COM DELAND FL

Infrastructure | Technology | Entertainment | Art | Services

T/S | **ABOUT** | UPDATES⁴ | REVIEWS³⁶ | ASK A QUESTION⁰

Why you may want to invest in us...

1. Innovative Creative Co-Working Studio Concept profitable at less than 25% capacity.

2. Established, experienced, and Emmy Award-winning team already producing content for worldwide brands

3. 4 companion high margin (35%+ EBITDA projected) revenue streams under one roof.

4. More than $2 Billion in total annual film revenue in the state of Florida last year alone

5. High net-margin (25%+ projected) industry with hundreds of established clients

Why investors 🩷 us

WE'VE RAISED $45,800 SINCE OUR FOUNDING

 *Joey knows how to lead a team of people with passion, enthusiasm, and grace. He's a visionary through and through and is backed by a team of people that believe in the direction he leads. I know this from working directly with he and his team as our digital agency's preferred media production team these last two years. Our experience, and the work we do together, is something we can always be proud of. I am grateful to have the caliber of excellence Joey and his team bring to the table in our area and very excited about the future.*

Joshua W Hays

 *I've know him for more than 12 years. He overcame significant personal obstacles to become a Certified Flight Instructor. He is well educated, intelligent and motivated. I own three multimillion dollar businesses, have worked on Wall Street with Merrill Lynch, served as an elected official and am an accredited investor. I intend to invest in his venture.*

Charles Thomas ⭐

 *Joey does not allow his passions to overcome good business sense. He has surrounded himself with people that are more exceptional than he is in several of the businesses core competencies. He believes that ensuring his employees are well provided for will lead to high-level results, and, therefore, high-level returns for the company and its investors. Above all, Joey is a deeply caring man who always strives to do the right thing by those he leads and by those who have entrusted him to lead*

Daniel Conard ⭐

 *The Studio Creative Group acknowledges that ideas are generated continuously, and so, they are flexible, open-minded and considerate of*


adjustments and advice from others. Drive and Discipline - They have a strong passion for the work and the company. They exemplify a genuine love for their work and, do not give up when things are tough.

Adrian K. Marshall ☆


I have worked in local theatrical ventures with Joseph for a number of years. ⌄ He has an amazing technical background and tackles any project with excitement and determination, and is a great person to collaborate with.

Danny Crile ☆


Joseph does quality work and we have been very impressed with his ⌄ production quality and his attention to detail with all the projects that we have been fortunate to work on. We like his vision and the big picture outlook for Studio Creative. Especially looking forward to his idea of a Movie Musical and would like to participate in any capacity we can. Andrew and Lisa Renee Johnson

Andrew Johnson ☆


I have worked with Joey and Allison on a variety of local community theater ⌄ projects. They are wonderful to work with because they are genuine, passionate, and always strives for perfection. I have watched them build The Studio Creative Group from the ground up, and I am in awe of what they have already accomplished. I will invest in this venture with great confidence.

Dawn Sauer ☆


He is capable and experienced in his field and is going to build great things. ⌄

Daniel Hagler ☆


I've always seen the highest quality of content and hard work from the ⌄ Maxwell's and I've seen Joseph's video content and it is top notch.

Robby Earl Martin ☆


I believe in your vision and work ethic! I can't wait to have a professional ⌄ studio in our area where yourself and others will have the tools needed to create independent and high quality content!

Marisa Glidden ☆


I have known Stephanie for 15 years. She is one of the kindest, hardest ⌄ working, and most passionate individuals I have ever met. She is such a driven person and is always seeking ways to improve her craft. I have no doubt that any venture she embarks upon will be wildly successful.

Melissa Corrigan Battles ☆


I have known and worked with Joseph (Joey) for several years. He is ⌄ brilliant, intelligent, and works incredibly hard. I am a still photographer and Joey and me often work side by side during theater photo shoots. We have also worked together where I take stills and he handles lights and other technical skills. Joey know more about light than any other photographer/videographer I know. His work is breath taking. His technical skills match is artistic ability. I have watched Joey build his business from scratch into one of the most respected studios in the area. I also know Joey as a friend and he's one of the nicest people I know. He will help anyone, anytime with a smile and his employees love him.

Mike Kitaif ☆


Yes. ⌄

Josh Childers ☆


I've been working with Joey and his wife in theater for years and they are ⌄ extremely talented, devoted, hard working and creative. I've already seen the quality work they do and know that with this expansion they will just do more. That's why I'm willing to invest in this business venture.

Melissa Cargile ☆


Joey and his team have amazing vision. They take things that are ordinary ⌄ and makes them extraordinary!

Deana Orta ☆


I've known Joey for years and his talent and professionalism are only ⌄ matched by his compassion and integrity. I have complete faith and trust in his team and their vision.

Aaron M Collins ☆



Great friends! Glad I can be a part of their endeavors!
Connie Klinge ☆



While I have yet to work with Joey personally, my son has worked with him on numerous occasions and has always spoken highly of his professionalism, dedication, attention to detail, encouraging and uplifting manner and his joy at creating quality entertainment works. After having watched his recent production "Virtually Yours", as well as many others, I can attest that these qualities produce amazing things! We are happy to know him and privileged to work with him.
Suzanne Elliott ☆



Joey does amazing work, I have seen it first hand. He prides himself on delivering a quality product. Joey is a wonderful human being who surrounds himself with equally as wonderful humans. I know he and his team will never disappoint!
Rachel Alexander ☆



He's dedicated and passionate about his work which is why I would vouch for Joseph (The Studio Creative Group)
Krystal Alexandria ☆



Joseph is honest, fair, and a hard worker.
Jessica Bradley ☆

SEE MORE

Our team



Joseph Maxwell
Founder & CEO
Emmy Award Winning Producer, Director & Cinematographer, and the driving force behind all of our productions. In more than 20 years in the industry, he has worked on thousands of projects in a range of positions.
(in)



Allison Maxwell
Chief Creative Officer
With more than 20 years of experience as a Director and Choreographer for both stage and screen, as well as a BA in Creative Writing, Allison also serves as our Creative Director. She is currently under Emmy consideration for her editing work.



Stephanie Mullins
COO & Principal Photographer
From magazines to album covers, Stephanie's award-winning photography has been featured around the world! Her background in entrepreneurship and project management makes her the perfect Operations Director for our creative industry.
 (in)



Kevin A Kimball
Production Manager
A US Air Force Vet with a BA in Film, and an MFA in Screenwriting, Kevin has directed hundreds of projects, and currently manages all of our theatrical productions.



Edward Raymond Kizma
Post Production Supervisor & Audio Engineer
From grip work to audio, Ted makes us sound amazing and keeps our set humming! His broad experience in the post-production industry makes him well suited to lead our post operation. He is currently under Emmy consideration for his Audio work.

In the news



Enjoy a night of virtual theater from the Athens
In this publication, we mistakenly stated when voters will vote on the Seat 2 race for the Volusia Soil and Water Conservation District Board. The race will be in the general election held on Tuesday, Nov. 3, not in
April 22, 2020 @ beacononlinenews.com



DeLand-produced film on Coming Home from war to premiere
An award-winning DeLand film studio is getting ready to present a veteran-directed film starring local actors that will have its worldwide

veteran-directed film starring local actors that will have its worldwide premiere at the Athens Theatre in May. Air Force veteran Kevin A.

March 23, 2020 @ beacononlinenews.com



DeLand film studio lands lingerie advertising deal

A commercial film studio based in Downtown DeLand is making a series of commercials for an Australian lingerie maker. The Studio Creative Group is getting ready for two days of shooting for Bras N Things, an

July 17, 2019 @ beacononlinenews.com

Downloads

📄 The Studio Creative Group Pitch Deck.pdf
📄 TSCG - Business Model Canvas.pdf

The Studio Creative Group Story

Imagery that Moves Audiences

We founded The Studio Creative Group with the mission of creating the highest quality content possible, while keeping our rates reasonable and our audiences engaged.

A Commercial Film & Photography Studio

We started small. Our founder, Joey Maxwell, was already a Telly Award winning Cinematographer and Director, but was working as a freelancer or someone's employee. When his family expanded, the Studio Creative Group was born right alongside his daughter.



On-Location - Period Based Film- 2019

Soon, Joey got busier than he could handle on his own, and had no choice but to grow the team. This lead to the founding of the Studio Creative Group, with the emphasis on "**group**", as Joey realized he did his absolute best work when collaborating and working with like-minded creatives.



Inside The Studio - Hanes Brands Commercial - 2019

Raising the Bar

Once word got out about the amazing work The Studio Creative Group was producing, brands from around the world starting reaching out, and the Studio produced content for

the likes of **Hanes Brands Intl.**, **Bras N Things**, **LEGO**, and more. Commercial business was booming.



The Studio Creative Group Show Reel - 2020
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At the same time, other video producers in the area started to take notice, reaching out to partner with The Studio on their theatrical film productions. Now, in addition to producing our own theatrical content, The Studio Creative Group serves as consultants and partners for independent filmmakers on everything from filming to editing, color grading to audio mixing & mastering.

Our recent work even has earned us an Emmy Award!

We're Not Alone

Business is booming! Florida alone brought in more than **2 billion dollars** in production work in 2019, including blockbuster shows like, "The Right Stuff," and "David Makes Man," both of which were produced within an hour of our location in DeLand, FL.



THE RIGHT STUFF



DAVID MAKES MAN
OWN

The Problem

"There's all those planes in the air – with content – and they need places to land. There's not enough stages in the world for Netflix alone right now."

> *Dan Rosenfelt, President - Third Rail Studios, Atlanta, GA*



01
OUT OF ROOM
There aren't enough sound stages in the world to handle the current productions.
02
FREELANCERS
Millions of freelance photographers and filmmakers have the skill, but lack the facilities.
03
EQUIPMENT
Pro photo and film gear is prohibitively expensive for independent creatives.
04
PROLIFERATION
Pro photo and video is more important than ever, and businesses are struggling to create content.

01 A recent study showed there are not enough sound stages in the world to handle the production schedule of Netflix alone, much less all of the other streaming services, studio, and independent productions taking place. We all know that LA is the heart of movie making, but the sound stages in LA are booked at more than 97% capacity on average, and productions are struggling to find available stages around the US.

02 For freelance creatives, the cost to own and operate a physical studio is simply too high. These talented freelancers are relegated to the sidelines, taking family photos in parks and making short films in their living rooms, instead of sharing their stories with the world!

03 Small businesses, independent filmmakers, freelance photographers, educators, etc. all have a need for professional photo and video as the world consumes more and more content. Unfortunately, that equipment is prohibitively expensive to own and operate, often reaching into the 10s of thousands.

04 Several global forces (COVID-19 Pandemic, Streaming Media, Gaming and E-Sports, etc.) are converging to drive content consumption at a higher rate than at anytime in history. With so much noise in a crowded online space, it is more critical than ever that original content be fresh, creative, and high-quality. There simply are not enough production companies to handle all of the work!

The Solutions

The Studio Creative Group's new 10,0000 square foot facility has been designed to solve all of those problems and more!


GIVE THEM SPACE
Build an industry standard sound stage to house productions of all sizes.
SUPPORT CREATIVES
Create co-working style studios with memberships for photographers and videographers.
MAKE GEAR ACCESSIBLE
Stock and rent all of the gear that both professional and independent creatives need.
CONTENT CREATE
Expand our award winning photo and video content for clients around the world.


1
2
THE FACILITY 10,000 SQ FT
FILM SOUND STAGE
3500 square feet of production space
Industry Standard 24' Overhead Lighting Grid
White and Green Cyclorama Walls
3 Phase Power
Drive-In Bay for Vehicle Access
CO-WORKING STUDIOS
4 Pro Photo & Video Studios
2 Pro Recording Studios
Editing Lab with Multiple 4k Capable Editing PCs
Overhead Lighting Grid
Multiple Membership Levels Including Access to Editing Computers, Cameras, Gear, and Pro Assistants


3
4
THE FACILITY 10,000 SQ FT
EQUIPMENT RENTALS
Multiple Camera Packages from Cinema Cameras to DSLRs
3 Ton Grip Truck with Full Complement of Grip Gear
1 Ton Grip Package with Full Complement of Gear
Professional Lighting, Audio, and Support Equipment
PRODUCTION COMPANY
Established Award Winning Brand
Full Commercial & Theatrical Production Capability
Post-Production Audio
Post-Production Video
2D & 3D Animation & VFX

01 **SOUND STAGE** - The all new sound stage will support not only our own productions, but will also be available to rent to other large scale production companies. "Not enough sound stages in the world," remember?

02 STUDIOS - We have developed a *Creative Co-Working Membership Model* that gives members access to dedicated photo/ video/ and audio studios, a self-service editing PC lab, professional gear, and professional assistants. Memberships also include discounts on value added products and services, workshops and learning opportunities, and a vibrant creative community.

03 EQUIPMENT - Our rental program will stock everything needed for large scale productions and freelancers alike. From a 3-Ton Grip Truck package, to photography strobes, cinema cameras to DSLRs, we'll have the tools that creatives need to produce great content.

04 PRODUCTION COMPANY - Our established production company will expand our capability and service offerings. With our new facilities, equipment, and staff, we will be able to offer high-level production and post-production to post-production to media, content producers and brands around the world.

Don't just invest in a movie, invest in a studio that creates them!

As a production company, we not only provide commercial film services to clients around the world, but also produce award winning films! Most recently, our short film, Coming Home, has been screened in numerous film festivals, including the prestigious NFMLA, hosted by the Academy, and is now available on Amazon Prime.



Our very own Kevin A Kimball wrote and directed this powerful film about his experience returning home from a long deployment with the US Air Force.

We currently have multiple short and feature films in various stages of development, and have two episodic properties in post-production that will be presented to the major streaming services for distribution later this spring.

Key Metrics



We have modeled our revenues conservatively, beginning with Year 1 at an average Capability Factor of only 20% across nearly all revenue streams, with modest growth year over year thereafter. These revenue projections cannot be guaranteed.





These profitability projections cannot be guaranteed.

The Pricing Model









Photo/ Video Subscriptions

Use of Funds



Timeline





BOARD OF ADVISORS

DAVID LILLY

FOUNDER: LILLY CONSULTING GROUP

David Lilly is an organizational strategy, leadership, finance and operations specialist who focuses on aligning corporate strategy and operations. For nearly 20 years, David supported a variety of corporate clients such as Prudential, Cox Enterprises, and BellSouth in business development, operations, new product design and deployment. In the ensuing 10 years as a private contractor, David has participated in large-scale corporate and utility mergers and acquisitions, staffing analysis and the implementation of management models in nuclear generation and utility companies. He has helped a large number of SMEs plan, grow, execute and exit. David holds a BA in Business from Auburn University and an MBA from Emory University.



BOARD OF ADVISORS

DANIEL CONARD

SALES OPERATIONS MANAGER: AMERICAN HOLTZKRAFT

Throughout his time as a Sales Operations Manager and Director of Operations, Daniel has spearheaded sales efforts in terms of numbers of acquired customers, successful sales transactions, revenue growth, and achievement of sales quotas. He was instrumental in establishing and expanding business presence across the US market for his previous company, Netpique. With his desire in creating positive change across sales operations, he integrated KPIs with sales analysis reporting to measure overall performance and while emphasizing productivity and efficiency. He excels at the overhauling of internal processes by implementing modern systems and all technology stack projects such as CRM, ERP and other various communication systems. Daniel has revamped and polished sales training programs resulting in a 30% decrease in new hire ramp time and increased retention rates by 148%.



BOARD OF ADVISORS

ROBERT M BALDWIN

SENIOR COUNSEL: SHUFFIELD LOMAN

As Senior Counsel, Robert brings more than 15 years of large, national law firm experience to the community of Deland and the surrounding Volusia County area. His legal experience spans everything

from estate planning, family law, bankruptcy, and tax, to contract and civil law. Robert received his J.D. from Ohio Northern University in 2004, where he completed a legal sabbatical at Oxford University in 2003. In 2006, he began teaching as an adjunct professor of legal studies at Columbia College's Orlando campus. He is a member of the Bar in Florida, Michigan, and Washington, D.C. and admitted to practice before the Southern, Middle, and Northern Districts of Florida and the Western District of Michigan. He is a member of the American Bar Association, Volusia County Bar Association, and the Orange County Bar Association.

The Next Round

As a SAFE Investor, we know that your biggest question is "What does the next cash round look like, and when will it occur?"

Our plan and offering is built around a Series A round occurring somewhere between years 3 & 5. As a matter of fact, our SAFE Valuation Cap is actually built around a conservative projected valuation at year 3, although the exact valuation cannot be guaranteed.

We plan to use our future Series A round to capitalize additional facilities around the southern US. We see this model as being repeatable in creative communities around the US, and understand that within 3 to 5 years, we should have the systems, processes, and procedures in place to begin the hard work of capitalizing that expansion. We have relationships with multiple large scale media firms and VCs with experience in the industry, and plan to leverage those relationships as we scale The Studio into a multiple location business model. The exact timing of a future round, if it happens at all, cannot be guaranteed.

Thank You!

From the entire team at The Studio Creative Group, thank you for taking the time to explore this opportunity with us. Please reach out with any questions. We're always available to chat. We look forward to welcoming you to the "Group!"



The Studio Creative Group Lead Crew

> *"The Studio Creative Group is an exceptional business that creates top-of-the-line videos. They have produced numerous commercials for the Athens Theatre (running both online and on television), generating notable increased ticket sales. Their staff is friendly and knowledgeable, and the videos they produce are of the finest quality. I would recommend them to anyone."*

Alexa Baldwin | Athens Theatre | Marketing Director

> *"The Studio Creative Group is the best combination of professional filmmaking and creativity with great ideas to bring your vision to life, and the nicest people you'll ever meet. Their attention to detail is unmatched, and they helped me refine my ideas without taking over the creative process completely. They made me feel less nervous in front of the camera and excited about each project. At The Studio Creative Group, they genuinely care about you, about your project, and the best part is - once they edited, I felt like it was perfect... exactly what I wanted and wasn't even able to put into words. They get it."*

Chelsea Conard | Bodhi & Sol | Owner

Investor Q&A

+ EXPAND ALL

What does your company do? ⌄

The Studio Creative Group is an established commercial and theatrical film and photography studio with clients around the world. We are raising funds to expand our operation into a full-service sound stage and creative co-working studio with full production and post-production capability.

Where will your company be in 5 years? ⌄

In 5 years, our model is designed to develop multiple locations around the southeastern US capable of handling even the largest productions, while at the same time supporting, mentoring, and elevating independent film, commercial productions, small businesses and freelance creatives in our Creative Co-Working Studios.

Why did you choose this idea? ⌄

We are, first and foremost, a team of creatives with a real passion for storytelling. We understand the industry on scales both large and small because we've worked on productions of all sizes. We know what it's like to be photographers and videographers working out of the back of a car, because that's where we started!

How far along are you? What's your biggest obstacle? ⌄

Our biggest obstacle is funding our facility growth, as film industry equipment and facilities require a large initial capital outlay. We have created a large network of creatives and small business owners; now we need a facility in order to offer them the help they need to make their productions shine.

Once we have the facility, our next biggest obstacle is getting the word out! That's why we've budgeted aggressively in sales, marketing, and industry relations in our model.

Who competes with you? What do you understand that they don't? ⌄

There is little competition for us in the creative space, as the bulk of the film and photo industry is focused solely on large scale productions. While that is a component of The Studio Creative Group, we also understand that there is a very large freelance video and photo market that currently lacks resources and support. Rather than closing the door on this side of the business, our business model is designed to elevate it with subscription based membership packages, a la carte production and post-production support, and affordable access to industry standard equipment and facilities.

How will you make money? ⌄

The Studio Creative Group will make money through facility and equipment rentals, subscription based membership services, and service fees for production and post-production work. Our established team is capable of providing key level film crew during the pre-production, principal photography, and post-production phases. Being able to provide services such as audio mixing and mastering, professional editing and color-grading, and visual-effects, makes us a full-service post-production house for almost any scale of production.

The design of our new facility gives us multiple high-margin revenue streams through the rental of professional film/ photo/ audio studios and equipment.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

At present, our biggest challenge is the pandemic. While the traditional film industry is still reeling from the shutdown, and productions are trying to find ways to get back to work; we've successfully pivoted to supporting smaller and more regional productions. While this has sustained us (and introduced us to new potential revenue streams), we truly look forward to the time the whole industry is "running on all cylinders" again.

Our next challenge is the film industry in Florida. Last year, productions brought in more than 2 billion dollars in revenue to the state. Unfortunately, Florida has yet to reinstate tax incentives that expired in 2017. At present, there are two incentive bills in the State Legislature that would draw even more productions into Florida. We don't need the tax incentive to be successful, but with it, we would have a much broader customer base.

Why DeLand, FL? ⌄

Certainly a larger city like Orlando would be better, right? Not so much...

We selected DeLand, FL as our location for this innovative new studio facility for many reasons. First and foremost, while a bigger city may seem more appropriate, larger cities simply cost more for everyone. Commercial leases in large metro areas like Orlando literally run 4 times the rate per square as they do in smaller towns. The cost of living is higher, hotel rates are higher, and it simply costs more money to operate in these areas.

Secondly, West Volusia County keeps us within 30 minutes of both large metro areas like Orlando, but also 30 minutes from the east coast beaches of Florida. Let's face it, having location diversity like that is unparalleled, and offers productions near unlimited possibilities for filming locations at a fraction of the cost.

Finally, Volusia County does not currently have a Film Commission. While that seems counterintuitive, it actually gives us the opportunity to work with our local government to develop a both a film office and best practices for the region.

How has the pandemic and shutdown been for The Studio Creative Group.
⌄

It sucked.

That being said, we immediately adapted and shifted our business model. At the very beginning of the pandemic, we certified our staff in Covid-19 Safe Set Operations and opened our studio to local business owners for live-streaming to help them get their message out at a critical time. We also added the ability to produce multi-cam concert events for theaters and live venues who could no longer hold events with a live audience. In three months, we produced a total of 6 concerts at nearly two hours each!

We are now rapidly seeing a return to normal. New clients are calling daily, and old clients are coming back. We're adding new lines of work in the production and post-production industry (such as live-event production, dubbing and transcription services for foreign language film and television, and multi-cam content streaming) to beef up our revenues and stabilize our cash flow. The pandemic has been brutal, but we're honestly busier than we ever have been, and are continuing to grow.